August 22, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

LED Lighting SALIOT・CCT Model Adopted by ISETAN Shinjuku Store on the First Floor of Main Building
~Realizing Reduction of Lighting Adjustment Time with Smart Lighting, While Contributing to “Work Style Reforms”!~

New LED lighting “SALIOT (Smart Adjustable Light for the Internet Of Things)” of MINEBEA MITSUMI Inc. (MinebeaMitsumi) has been adopted by ISETAN Shinjuku Store on the first floor of the Main Building.

Through the combination of ultra-precision, optical and wireless technologies of MinebeaMitsumi, “SALIOT” is a smart adjustable LED lighting enabling users to easily adjust the light distribution angle, brightness and illumination position (up and down, right and left) with a smartphone and tablet and it can make it possible to convert work in high places and layout change that was high cost and long hours of work to easy, safe, low cost and short working time of work.

At the ISETAN Shinjuku store, SALIOT has been installed on the first floor of the Main Building, handbag area, the display boxes around the escalators and other areas. SALIOT is also effective for reducing lighting adjustment time of personnel in charge of the facilities and sales floors and contributes to the realization of “Work Style Reforms”.

ISETAN Shinjuku Store is constantly exploring a new way of presenting the sales floors and stimulating sales while placing the customer satisfaction as the first priority.
This time, “Change Color Temperature (CCT)” Model, that can adjust the color temperature seamlessly from 2700K to 5000K, is adopted. This model can make fine-tuning of the color temperature of the lighting, thereby making it possible to maximize the display appeal. In addition, when customers consider purchasing, it is possible to reproduce a color of products in various situations on the spot such as at dusk or at a chic indoor restaurant etc. and it is expected to lead to improvement in purchasing decision-making power.

MinebeaMitsumi believes that lighting can play an important role in the future IoT society, by linking devices in our daily life and that we have been advancing our research and development activities. We will further continue to take up the challenge of adding new values to lighting aiming at delivering products that are useful for shops/art museums/hotels and other places and people in the lighting business as well as the lives of end users.

【ISETAN Shinjuku Store Location: Main Building 1F, Area for Handbags】

【Installed Locations】
　ISETAN Shinjuku Store
Main Building 1F Area for handbag sales
・47W Bluetooth Track Light 14 pcs
・7 inch Bluetooth Adjustable Recessed Light 14 pcs
Display Box in front of the escalators
・47W Bluetooth Track Light 14 pcs
Main Building, Central passage
・7inch Bluetooth Adjustable Recessed Light 16pcs

【Adopted Model】

47W Bluetooth Track Light CCT Model	7inch Bluetooth Adjustable Recessed Light CCT Model

< Related information >
Press release:
March 10, 2017
MinebeaMitsumi’s New LED Lighting “SALIOT CUBE” Won an iF DESIGN AWARD 2017

October 11, 2016
Minebea’s new LED lighting fixture “SALIOT CUBE” receives the “2016 Good Design Award”

July 15, 2015
Minebea to Start Mass Production and Sales of New LED Lighting (Smart Adjustable Light for IoT (SALIOT))

Information:
April 27, 2016
Minebea won an Innovation Award at LIGHTFAIR International 2016 for New LED Lighting “SALIOT”

Technology column:
New LED lighting “SALIOT”
http://www.minebeamitsumi.com/english/technology/column/saliot/index.html

♯♯♯

■Sales inquiries:
SALIOT Contact Information
Phone: +81-(0)3-6758-6293  Mail: saliot@minebeamitsumi.com
■Media inquiries:
Corporate Communications Office
Phone: +81-(0)3-6758-6703  Fax: +81-(0)3-6758-6718